UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM SD
SPECIALIZED DISCLOSURE REPORT

MAXIM INTEGRATED PRODUCTS, INC.

(Exact name of the issuer as specified in its charter)
Delaware (State or other jurisdiction of incorporation or organization)	001-34192 (Commission File Number)	94-2896096 (I.R.S. Employer Identification No.)

160 Rio Robles
San Jose, California 95134

Mark Casper             (408) 601-1000
(Name and telephone number, including area code, of the person to contact in connection with this report)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

☒ Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2013

Section 1: Conflict Minerals Disclosure

Item 1.01 Conflict Minerals Disclosure and Report
This Form SD of Maxim Integrated Products, Inc. (“Maxim Integrated” or “we” or the “Company”), covering the calendar-year reporting period ended December 31, 2013, is filed with the Securities and Exchange Commission (“SEC”) pursuant to Section 13(p) of the Securities Exchange of 1934, as amended (“Exchange Act”), and Rule 13p-1 and Form SD thereunder.
Section 13(p) was added to the Exchange Act by Section 1502 of the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010, and directed the SEC to adopt rules in the form of Rule 13p-1 and Form SD (together, the “Conflict Minerals Rule” or “Rule”). The Conflict Minerals Rule, as now in effect, requires disclosure of certain information by companies filing reports with the SEC that manufacture, or contract to manufacture, products for which certain minerals specified in Section 13(p) and the Rule as “conflict minerals” are necessary to the functionality or production of those products. These designated “conflict minerals” are gold, tin, tantalum and tungsten. The term “Covered Countries” for purposes of the Conflict Minerals Rule are the Democratic Republic of the Congo (“DRC”), and the following adjoining countries: the Republic of the Congo, the Central African Republic, South Sudan, Rwanda, Uganda, Zambia, Burundi, Tanzania and Angola.
Maxim Integrated has determined that certain of its products contain conflict minerals that are necessary to the functionality or production of such products (“necessary conflict minerals”). Accordingly, we were required under the Rule to conduct a good-faith, reasonable country of origin inquiry (“RCOI”) reasonably designed to determine whether any of the necessary conflict minerals in our products either originated in the Covered Countries or came from recycled or scrap materials. The following is a brief description of the RCOI process Maxim undertook in accordance with the Rule.
Reasonable Country of Origin Inquiry:
Brief description of inquiry:
To satisfy the RCOI requirement of the Conflict Minerals Rule adopted by the SEC under Section 13(p) of the Exchange Act, Maxim has, in good faith, surveyed its suppliers using the Electronic Industry Citizen Coalition ("EICC") and the Global e-Sustainability Initiative ("GeSI") Conflict Minerals Reporting Template. This survey was developed by EICC and GeSI to help companies in the electronics and other industries to determine whether any of the designated conflict minerals (as defined above) that are necessary to the functionality or production of their products either came from recycled or scrap sources or originated in one or more of the Covered Countries. As part of the RCOI process, we performed a scoping exercise to understand our supply chain including the relevant supplier and sub-supplier population and the composition of the products or components we procured from such suppliers. We also adopted a framework for evaluating responses from suppliers and identifying potential red flags in suppliers’ responses requiring follow-up inquiries. We have also adopted a company level policy statement on conflict minerals which has been published on our website at http://www.maximintegrated.com/en/aboutus/corporate-responsibility/partnerships-with-suppliers.html. 1

[1] The content of this website, and any other website referred to in this Conflict Minerals Report and/or the accompanying Form SD, is not incorporated by reference into either of these documents, or any other document Maxim Integrated has filed or will file with the SEC.

Based on the process described above, we believe that we have conducted a good faith reasonable country of origin inquiry for the calendar year ended December 31, 2013. We have documented the performance of the RCOI and our analysis of the supplier responses and the scoping of our products and suppliers for our internal record keeping purposes.
Results of inquiry:
Based on the RCOI responses and our analysis of such responses, as applied to the calendar year ended December 31, 2013, we were unable to ascertain the source mine and country of origin of all of the relevant conflict minerals which are necessary to the functionality or production of our products. Therefore, we proceeded to perform reasonable due diligence procedures as required by Section 13(p) and the Conflict Minerals Rule.
Due Diligence on the Source and Chain of Custody of Its Conflict Minerals:
We are required to exercise due diligence on the conflict minerals' source and chain of custody and to follow a nationally or internationally recognized due diligence framework. Our due diligence measures have been designed to conform, in all material respects, with the framework in the Organisation for Economic Cooperation and Development Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict Affected and High Risk Areas: Second Edition, and the Supplements thereto for gold, tin, tantalum and tungsten. We have adopted and communicated our conflict mineral policy to our suppliers and customers and applied RCOI and due diligence procedures to our new and existing suppliers.2 In addition, there are also programs in place at Maxim to encourage our suppliers to source from certified conflict free smelters. These and other due diligence measures are discussed in greater detail in the attached Conflict Minerals Report.
This Form SD and the Conflict Minerals Report, filed as Exhibit 1.01 hereto, are publicly available at: http://www.maximintegrated.com/en/aboutus/investor-relations/financial-filings.html. The content of this and any other website referred to in this Form SD or the accompanying Conflict Minerals Report is not incorporated by reference into either or these documents, or any other document filed by the Company with the SEC.

Item 1.02	Exhibit
The Conflict Minerals Report required by Item 1.01 is filed as Exhibit 1.01 to this Form SD.

Section 2 - Exhibits

Item 2.01	Exhibits
The following exhibit is filed as part of this report:
Exhibit 1.01 -- Conflict Minerals Report as required by Item 1.01 and 1.02 of this Form.

[2] Our RCOI and due diligence procedures overlapped to a significant extent.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Maxim Integrated Products, Inc.,

By:	/s/ Mark J. Casper	Date: May 30, 2014
Mark J. Casper, VP Legal and Corporate Secretary